UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NEW MOUNTAIN FINANCE HOLDINGS, L.L.C.

(Name of Issuer)

Common Membership Units

(Title of Class of Securities)

                           None
____________________________________________________
(CUSIP Number)

Steven B. Klinsky
New Mountain Investments III, L.L.C.
787 Seventh Avenue
New York, NY  10019
(212) 720-0300

                            Copies to:

Stuart H. Gelfond
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY  10004-1980
(212) 859-8000

____________________________________________________
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 19, 2011
____________________________________________________
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [   ]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) New Mountain Investments III, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 20,221,938*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 20,221,938
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,221,938*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.4%
14	TYPE OF REPORTING PERSON OO

* Pursuant to the Investment Company Act of 1940, as amended, voting rights with respect to common membership units of the Issuer owned by New Mountain Finance AIV Holdings Corporation generally will be exercised by it in accordance with the directions of the investors in New Mountain Guardian AIV, L.P.

CUSIP No.	SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) New Mountain Guardian AIV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 20,221,938*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 20,221,938
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,221,938*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.4%
14	TYPE OF REPORTING PERSON PN

* Pursuant to the Investment Company Act of 1940, as amended, voting rights with respect to common membership units of the Issuer owned by New Mountain Finance AIV Holdings Corporation generally will be exercised by it in accordance with the directions of the investors in the Reporting Person.

CUSIP No.	SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) New Mountain Finance AIV Holdings Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 20,221,938*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 20,221,938
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,221,938*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.4%
14	TYPE OF REPORTING PERSON CO

* Pursuant to the Investment Company Act of 1940, as amended, voting rights with respect to common membership units of the Issuer owned by the Reporting Person generally will be exercised by it in accordance with the directions of the investors in New Mountain Guardian AIV, L.P.

CUSIP No.	SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) New Mountain Guardian Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,252,964*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,252,964*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON PN

* Pursuant to the Investment Company Act of 1940, as amended, voting rights with respect to common membership units of the Issuer owned by New Mountain Finance Corporation generally will be exercised by it in accordance with the directions of its shareholders.  The Reporting Person will vote its shares in accordance with the directions of its investors.

CUSIP No.	SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) New Mountain Guardian GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,252,964*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,252,964*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON OO

* Pursuant to the Investment Company Act of 1940, as amended, voting rights with respect to common membership units of the Issuer owned by New Mountain Finance Corporation generally will be exercised by it in accordance with the directions of its shareholders.  The Reporting Person will vote the shares of New Mountain Finance Corporation  owned by New Mountain Guardian Partners, L.P. in accordance with the directions of the investors of New Mountain Guardian Partners, L.P.

CUSIP No.	SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Steven B. Klinsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 23,338,279*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 20,221,938
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,338,279*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.5%
14	TYPE OF REPORTING PERSON IN

* Pursuant to the Investment Company Act of 1940, as amended, voting rights with respect to common membership units of the Issuer generally will be exercised (i) with respect to the common membership units owned by New Mountain Finance AIV Holdings Corporation in accordance with the directions of the partners  of New Mountain Guardian AIV, L.P. (including the partners of its limited partners), (ii) with respect to the common membership units owned by the Reporting Person, in accordance with the directions of the Reporting Person and (iii) with respect to the common membership units owned by New Mountain Finance Corporation, in accordance with the directions of its shareholders.   The Reporting Person will vote the shares of New Mountain Finance Corporation owned by New Mountain Guardian Partners, L.P. in accordance with the directions of the investors of New Mountain Guardian Partners, L.P.  The Steven B. Klinsky Trust holds 68,965 of the securities shown above.

CUSIP No.	SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Steven B. Klinsky Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 68,965*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,965*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON OO

* Pursuant to the Investment Company Act of 1940, as amended, voting rights with respect to common membership units of the Issuer generally will be exercised in accordance with the directions of the Reporting Person.

CUSIP No.	SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Adam J. Collins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 79,310*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,310*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON OO

* 68,965 of these securities are held in the Steven B. Klinsky Trust, of which the Reporting Person is the trustee.  Pursuant to the Investment Company Act of 1940, as amended, voting rights with respect to 79,310 common membership units of the Issuer generally will be exercised in accordance with the directions of the Reporting Person.

ITEM 1.            SECURITY AND ISSUER

This statement on Schedule 13D (“Statement”) relates to the common membership units (“Units”), of New Mountain Finance Holdings, L.L.C., a Delaware limited liability company (the “Issuer”).  The principal executive offices of the Issuer are located at 787 Seventh Ave, New York, New York 10019.

ITEM 2.            IDENTITY AND BACKGROUND

(a) – (c) and (f).         This Statement is being filed by New Mountain Investments III, L.L.C., a Delaware limited liability company (“New Mountain Investments”), New Mountain Guardian AIV, L.P., a Delaware limited partnership (“Guardian AIV”), New Mountain Finance AIV Holdings Corporation, a Delaware corporation (“AIV Holdings”), New Mountain Guardian Partners, L.P. , a Delaware limited partnership (“Guardian Partners”), New Mountain Guardian GP, L.L.C., a Delaware limited liability company (“Guardian GP”), Steven B. Klinsky, the Steven B. Klinsky Trust (the “Klinsky Trust”) and Adam J. Collins (each a “Reporting Person,” and together the “Reporting Persons”.)1
______________________

1
Neither the present filing nor anything contained herein shall be construed as an admission that (i) any Reporting Person constitutes a “person” for any purposes other than Section 13(d) of the Act, (ii) any of the Reporting Persons are, for purposes of Section 13(d) or Section 16 of the Act or otherwise, a member of a group or (iii) any of the Reporting Persons are, for the purposes of Sections 13(d) of the Act, the beneficial owner of any securities other than securities directly owned by such Reporting Persons.

______________________

Guardian GP is the general partner of Guardian Partners and New Mountain Investments is the general partner of Guardian AIV.  Guardian AIV is the sole stockholder of AIV Holdings.

Mr. Klinsky is the managing member of Guardian GP and of New Mountain Investments.

Each of AIV Holdings, Guardian AIV and Guardian Partners was formed to generate long-term capital appreciation through debt and debt-related investments.  New Mountain Investments is principally engaged in the business of serving as the general partner of Guardian AIV and other investment funds.  Mr. Klinsky is principally engaged in the business of serving as the Chief Executive Officer of New Mountain Capital, L.L.C. (“New Mountain Capital”), is Chairman of the Board of Directors of each of the Issuer and AIV Holdings, and is the sole managing member of New Mountain Investments and Guardian GP.  Mr. Klinsky is a citizen of the United States of America.

The Klinsky Trust is a New York trust and Mr. Klinsky is the investment trustee and Mr. Collins is the trustee of the Klinsky Trust.

Mr. Collins is a Managing Director of New Mountain Capital and is a citizen of the United States of America.

The principal business address of each of the Reporting Persons is 787 Seventh Avenue, New York, NY 10019.

The Reporting Persons have entered into a joint filing agreement, dated as of May 31, 2011, a copy of which is attached to this Statement as Exhibit 99.1.

(d) – (e).    None of the Reporting Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.            SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The business and operations of the Issuer were restructured in connection with the registration under the Securities Exchange Act of 1934, as amended, of the Units (the “Unit Registration”), and the initial public offering (the “IPO”) of the shares of common stock, par value $0.01 per share (the “New Mountain Finance Common Stock”), of New Mountain Finance Corporation, a Delaware corporation (“New Mountain Finance”). Prior to the IPO, the operations of the Issuer (and all of the assets and liabilities related to such operations) were indirectly owned by Guardian Partners and Guardian AIV.  Through a series of  formation transactions that were undertaken in connection with the Unit Registration and the IPO (the “Formation Transactions”), the Issuer became the owner all of such operations (and all of the assets and liabilities related to such operations).   Immediately after the Formation Transactions were completed and prior to the Unit Registration and IPO, (i) Guardian Partners owned all of the outstanding shares of New Mountain Finance Common Stock, (ii) New Mountain Finance owned 1,252,964 Units and (ii) AIV Holdings owned 20,221,938 Units.

Pursuant to the Investment Company Act of 1940, as amended, voting rights with respect to Units owned by New Mountain Finance generally will be exercised by it in accordance with the directions of  the holders of New Mountain Finance Common Stock.  As a result, the beneficial owners of New Mountain Finance Common Stock may be deemed to beneficially own Units.

Simultaneously with the consummation of the Unit Registration and the IPO, New Mountain Finance conducted a private placement of its shares of New Mountain Finance Common Stock (the “Private Placement”).  As part of the Private Placement, Mr. Klinsky acquired 1,794,412 shares of New Mountain Finance Common Stock and the Klinsky Trust acquired 68,965 shares of New Mountain Finance Common Stock.  All of the shares were acquired at a price of $13.75 per share. The shares of New Mountain Finance Common Stock acquired by Mr. Klinsky were acquired with personal funds and the shares of New Mountain Finance Common Stock acquired by the Klinsky Trust were acquired with trust funds.  As part of the Private Placement, Mr. Collins acquired 10,345 shares of New Mountain Finance Common Stock at a price of $13.75 per share with personal funds.

ITEM 4.            PURPOSE OF TRANSACTION

            Mr. Klinsky and the Klinsky Trust purchased the shares of New Mountain Finance Common Stock based on the belief that the shares of New Mountain Finance Common Stock when purchased, represented an attractive investment opportunity.

New Mountain Finance Advisers BDC, L.L.C., a Delaware limited liability company (the “Investment Adviser”), is the investment adviser of the Issuer.  Mr. Klinsky is the sole managing member of the sole member of the Investment Adviser. In addition, Mr. Klinsky is the Chairman of the Board of Directors of the Issuer.  Accordingly, as a result of the relationships of the Reporting Persons to the Issuer, the Reporting Persons may, from time to time, consider various plans or proposals which are of the type enumerated in Item 4(a)-(j) of Schedule 13D.

Depending on market conditions and subject to any applicable contractual or legal restrictions, in accordance with the LLC Agreement as described in Item 6, AIV Holdings currently intends to exchange its Units for shares of New Mountain Finance Common Stock and to sell such shares of New Mountain Finance Common Stock in an underwritten public offering or private sale.

New Mountain Finance has adopted a dividend reinvestment plan (the “Dividend Reinvestment Plan”), which provides that if New Mountain Finance’s board of directors declares a cash distribution to its stockholders, such cash distribution shall be automatically reinvested on behalf of the stockholders in additional shares of New Mountain Finance Common Stock (unless a stockholder opts out of such reinvestment), and New Mountain Finance will automatically reinvest such cash in additional Units.  New Mountain Finance intends to make distributions to its stockholders out of assets legally available for distribution each quarter following the completion of the IPO.

Each of the Reporting Persons reserves the right, in light of its continuing analysis and discussions and its ongoing evaluation of the business, prospects and financial condition of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic and industry conditions, regulatory matters, its business objectives and other relevant factors and other opportunities available to the Reporting Persons, to formulate or change its plans and intentions at any time, as it deems appropriate. Without limiting the generality of the foregoing, any one or more of the Reporting Persons (and their respective affiliates) may (i) purchase additional shares of New Mountain Finance Common Stock, or sell or transfer shares of New Mountain Finance Common Stock through transactions in the open market pursuant to private transactions or otherwise, (ii) exchange Units or other securities of the Issuer for shares of New Mountain Finance Common Stock, (iii) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions as beneficial owners of New Mountain Finance Common Stock, and/or (iv) make proposals concerning or take any other action that might result in any transaction, event or action described in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Act.

ITEM 5.            INTEREST IN SECURITIES OF THE ISSUER

(a) – (b).  With respect to each Reporting Person, the aggregate percentage of Units reported beneficially owned by such person named herein is based upon 30,919,629 Units outstanding, which is the total number of Units outstanding as of May 23, 2011, as reported in the Prospectus filed pursuant to Rule 497, as filed with the Securities and Exchange Commission (the “SEC”) on May 23, 2011.  The aggregate number of Units to which this Statement relates is 23,338,279 Units, constituting approximately 75.5% of the outstanding Units of the Issuer.

With respect to each Reporting Person, for the aggregate number of securities of the Issuer beneficially owned, the percentage of the class of securities of the Issuer beneficially owned, the number of securities for which such Reporting Person has the sole power to vote or to direct the vote, the number of securities for which such Reporting Person has the shared power to vote or to direct the vote, the number of securities for which such Reporting Person has the sole power to dispose or to direct the disposition, and the number of securities for which such Reporting Person has the shared power to dispose or to direct the disposition, see the responses to Items 7 through Item 11 and Item 13 on the attached cover pages.

(c).  On May 19, 2011, as part of the Formation Transactions pursuant to which assets were contributed to (and liabilities were assumed by) the Issuer, Guardian Partners became the owner of 1,252,964 shares of New Mountain Finance Common Stock, and AIV Holdings became the owner of 20,221,938 Units.  As part of the Private Placement, (i) Mr. Klinsky entered into a subscription agreement on May 19, 2011 to acquire 1,655,170 shares of New Mountain Finance Common Stock and a subscription agreement on May 23, 2011 to acquire 139,242 shares of New Mountain Finance Common Stock, (ii) the Klinsky Trust entered into a subscription agreement on May 19, 2011 to acquire 68,965 shares of Common Stock and (iii) Mr. Collins entered into a subscription agreement on May 19, 2011 to acquire 10,345 shares of New Mountain Finance Common Stock.  All of the shares acquired in the Private Placement by Mr. Klinsky, the Klinsky Trust and Mr. Collins were acquired on May 25, 2011 as described in Item 3.  Except as set forth in the preceding sentences, none of the Reporting Persons disposed of, or became the beneficial owner of, any Units in the 60 days prior to May 19, 2011.

(d).  No person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Units that may be deemed to be beneficially owned by any Reporting Person.

(e).  Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

AIV Holdings, the Issuer, New Mountain Finance and certain other parties have entered into the Amended and Restated Limited Liability Company Agreement of the Issuer (the “LLC Agreement”), pursuant to which each of AIV Holdings and the Investment Adviser (to the extent it receives Units)  has the right, subject to certain conditions, to exchange its Units for shares of New Mountain Finance Common Stock on a one-to-one basis. The LLC Agreement also provides that the Issuer intends to make distributions to its members (including AIV Holdings and New Mountain Finance), in an amount that is sufficient to enable New Mountain Finance to pay quarterly distributions to its shareholders and to obtain and maintain New Mountain Finance’s status as a regulated investment company. A more complete summary of the LLC Agreement is set forth in the Issuer’s Prospectus dated May 19, 2011, as filed with the SEC on May 23, 2011.  Such summary is qualified in its entirety by the terms of the LLC Agreement, which is set forth as Exhibit 99.2 and is incorporated herein by reference.

Pursuant to the Dividend Reinvestment Plan, if New Mountain Finance’s board of directors declares a cash distribution to its stockholders, such cash distribution shall be automatically reinvested on behalf of the stockholders in additional shares of New Mountain Finance Common Stock (unless a stockholder opts out of such reinvestment), and New Mountain Finance will automatically reinvest such cash in additional Units of the Issuer. New Mountain Finance intends to make distributions to its stockholders out of assets legally available for distribution each quarter following the completion of the IPO.  A more detailed summary of the Dividend Reinvestment Plan is set forth in the Issuer’s Prospectus dated May 19, 2011, as filed with the SEC on May 23, 2011.  This summary is qualified in its entirety by the terms of the Dividend Reinvestment Plan, which is set forth as Exhibit 99.3, and is incorporated herein by reference.

Each of AIV Holdings, Guardian Partners and Mr. Klinsky has entered into a lock-up agreement (the “Lock-Up Agreement”) and agreed, subject to certain exceptions, not to dispose of or hedge any Units (including upon the exchange of Units for shares of New Mountain Finance Common Stock) for a period of 180 days after May 19, 2011 (the public offering date set forth on the final prospectus filed with the SEC in connection with the Unit Registration and IPO), except with the prior written consent of the IPO underwriters.  This summary of the Lock-Up Agreement is qualified in its entirety by the terms of the Lock-Up Agreement, which is set forth as Exhibit 99.4 and is incorporated herein by reference.

The Issuer has entered into an Investment Advisory and Management Agreement (the “Investment Management Agreement”) with the Investment Adviser, pursuant to which the Investment Adviser has agreed to manage the Issuer's day-to-day operations and provide it with investment advisory and management services.  As part of the Investment Adviser’s compensation for these services, the Investment Adviser will be paid an incentive fee by the Issuer.  The Issuer intends to seek exemptive relief from the SEC to permit the Issuer to pay 50%, on an after tax basis, of the incentive fee in Units. Any Units received by the Investment Adviser will be exchangeable on a one-for-one basis into shares of New Mountain Finance Common Stock but will be subject to a 3-year lock-up agreement, pursuant to which one-third of the Units received by the Investment Adviser will be released from the lock-up on an annual basis until the expiration of each 3-year lock-up period.  A more complete summary of the Investment Management Agreement is set forth in the Issuer’s Prospectus dated May 19, 2011, as filed with the SEC on May 23, 2011.  Such summary is qualified in its entirety by the terms of the Investment Management Agreement, which is set forth as Exhibit 99.5 and is incorporated herein by reference.

ITEM 7.             MATERIAL TO BE FILED AS EXHIBITS

99.1	Joint Filing Agreement, dated May 31, 2011.

99.2
Form of Amended and Restated Limited Liability Company Agreement of the Issuer filed as Exhibit (b)(3) to the Issuer’s Registration Statement on Form N-2 dated May 9, 2011, and incorporated herein by reference.

99.3	Form of Dividend Reinvestment Plan of New Mountain Finance filed as Exhibit (e) to the Issuer’s Registration Statement on Form N-2 dated May 9, 2011, and incorporated herein by reference.

99.4	Lock-Up Agreement, dated May 19, 2011.

99.5         Form of Investment Management Agreement filed as Exhibit (g) to the Issuer’s Registration Statement on Form N-2 dated May 9, 2011, and incorporated herein by reference

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 31, 2011

NEW MOUNTAIN INVESTMENTS III, L.L.C.
By:	/s/ Steven B. Klinsky
Name: Steven B. Klinsky
Title: Managing Member
NEW MOUNTAIN GUARDIAN AIV, L.P. By: New Mountain Investments III, L.L.C., its general partner
By:	/s/ Steven B. Klinsky
Name: Steven B. Klinsky
Title: Managing Member
NEW MOUNTAIN FINANCE AIV HOLDINGS CORPORATION
By:	/s/ Adam Weinstein
Name: Adam Weinstein
Title: Chief Financial Officer
NEW MOUNTAIN GUARDIAN PARTNERS, L.P. By: New Mountain Guardian GP, L.L.C., its general partner
By:	/s/ Steven B. Klinsky
Name: Steven B. Klinsky
Title: Managing Member
NEW MOUNTAIN GUARDIAN GP, L.L.C.
By:	/s/ Steven B. Klinsky
Name: Steven B. Klinsky
Title: Managing Member

Steven B. Klinsky /s/ Steven B. Klinsky

STEVEN B. KLINSKY TRUST
By:	/s/ Steven B. Klinsky
Name: Steven B. Klinsky
Title: Investment Trustee

Adam J. Collins /s/ Adam J. Collins